Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
What’s Next for Gold? Gold and the Changing Economic Landscape A SPDR5 On-demand Webcast Now more than ever, security is on every investor’s mind. Stable investments that have the ability to grow and: preserve client wealth may help put your clients’ minds at ease. State Street Global Advisors’ webcast, featuring the World Gold Council, will give you the insights and analysis you need to understand the benefits of adding gold to your clients’ portfolios. You’ll gain the knowledge and confidence to discuss the merits of this investment with your clients. Experts from the World Gold Council and State Street Global Advisors will show you: How gold responded to the economic decline in 2008 and how it may respond to an economic recovery How gold performs in relation to other asset classes How the unique supply and demand attributes of gold impacts its price How to gain precise access to this asset class using SPDR® Gold Shares, an exchange traded innovation

Shareholders of the SPDRRGold Trust have the protections associated with ownership of shares in an investment company registered under the investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The SPDRR Gold Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act Neither World Gold Trust Services, LLC not the Trustee of the SPDRR Gold Trust is subject to regulation by the CFTC Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

What’s Next for Gold? Gold and the Changing Economic Landscape A SPDR5 On-demand Webcast Now more than ever, security is on every investor’s mind. Stable investments that have the ability to grow and: preserve client wealth may help put your clients’ minds at ease. State Street Global Advisors’ webcast, featuring the World Gold Council, will give you the insights and analysis you need to understand the benefits of adding gold to your clients’ portfolios. You’ll gain the knowledge and confidence to discuss the merits of this investment with your clients. Experts from the World Gold Council and State Street Global Advisors will show you: How gold responded to the economic decline in 2008 and how it may respond to an economic recovery How gold performs in relation to other asset classes How the unique supply and demand attributes of gold impacts its price How to gain precise access to this asset class using SPDR® Gold Shares, an exchange traded innovation

Shareholders of the SPDRRGold Trust will not have the protections associated with ownership of shares in an investment company registered under the investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The SPDRR Gold Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act Neither World Gold Trust Services, LLC not the Trustee of the SPDRR Gold Trust is subject to regulation by the CFTC Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

What’s Next for Gold? I Gold and the Changing Economic Landscape I A SPDRz On-demand Webcast ‘ I Head of Investment, North America I Natalie Dempster is the Head of Investment, North America, at the World Gold Council (WGC), an I organization formed and funded by the world’s leading gold mining companies with the objective of I stimulating and maximizing the demand for gold. Prior to joining the WGC, Natalie worked as an I economist for both the Royal Bank of Scotland and Chase Manhattan Bank. She also held roles in I foreign-exchange trading at Chase Manhattan Bank. Natalie holds a Bachelor’s degree in Economics I from Queen Mary and Westfield College, University of London and a Master’s degree in Business I Administration from City University Business School (CASS), London. I Thomas K. Anderson, CFA I Vice President, Head of Strategy and ETF Research I State Street Global Advisors I Tom Anderson is a Vice President and the Head of the Strategy and Research Group for the firm’s Intermediary Business Group. He is responsible for developing research and analyzing the ETF I marketplace. Tom earned a Bachelor’s degree from Colgate University and a Master’s degree in I Business Administration from Boston College. He also holds the Chartered Financial Analyst designation and is a member of the CFA Institute and the Boston Securities Analysts’Society. investment Professionals Only I CFPa & CIIWA-"' CE credits available. I

For investment professionals only. Not for use with the public.
The statements and opinions expressed are those of the author and are subject to change at any time, based on market and other conditions. This material is for informational purposes only and does not constitute investment or tax advice and it should not be relied on as such.

What’s Next for Gold? I Gold and the Changing Economic Landscape I A SPD.R5 On-demand Webcast I Download additional research and insights on the gold market and learn more about SPDR® Gold Shares [GLD], the most I precise’ way to invest in gold: 1 A Case For: Gold I Gold FAQs I An Introduction to SPDRS Gold Shares I GLD Factsheet I About SPOff*: Gold’ Shares SPDR® Gold Shares (Ticker: GLD) offer investors an innovative, cost-efficient and secure way to access the gold market. I With SPDR® Gold Shares, you can participate in the gold bullion market without the necessity of taking physical delivery of I gold (and the costs associated with it). And your investment comes with the liquidity, transparency and flexibility of I exchange traded investment vehicles. To learn more about the most precise way to invest in the gold market, visit I spdrs.com. I investment Professionals Only- I CFPS & CiMA- CE credits available. I

The value of the SPDRR Gold shares relates directly to the value of the gold trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in therms of purchasing power in the future. In the event that the price of gold declines, the SPDRR Gold Trust expects the value of an investment in the Shares to similarly decline.

First issued: May 7, 2009. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Arm: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.